Exhibit 99.2

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Contents

General	3
Company Information	3
Highlights	3
Projects & Outlook	7
Summary of Quarterly Results	10
Results of Operations for the Three Months Ended September 30, 2025	10
Summary of Nine Months Ended September 30, 2025 and 2024 Results	11
Results of Operations for the Nine Months Ended September 30, 2025	11
Selected Quarterly Financial Information	12
Capital Structure, Resources & Liquidity	12
Capital Structure	12
Liquidity	14
Commitments	14
Related Party Transactions	15
Off Balance Sheet Arrangements	15
Financial Instruments	15
Risk Management	15
Financial Risk Factors	15
Business Risks and Uncertainties	16
Significant Accounting Estimates	19
Future Changes in Accounting Policies & Initial Adoption	19
Internal Control Over Financial Reporting	19
Cautionary Statement Regarding Forward-Looking Statements	20

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

General

This Management’s Discussion and Analysis (“MD&A”) of Electra Battery Materials Corporation (“Electra” or the “Company”) was prepared as at November 12, 2025, and provides analysis of the Company’s financial results for the three and nine months ended September 30, 2025 and 2024. The information herein should be read in conjunction with the condensed interim consolidated financial statements for the three and nine months ended September 30, 2025 and 2024 and consolidated financial statements for the years ended December 31, 2024, and 2023 with accompanying notes which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar figures, excluding share prices, are expressed in thousands of Canadian dollars unless otherwise stated. Financial Statements are available at www.sedarplus.com and the Company’s website www.electrabmc.com.

Company Information

Electra Battery Materials Corporation was incorporated on July 13, 2011, under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation to better align with its strategic vision.

The Company is in the business of producing battery materials, including refining material from mining operations and from the recycling of battery scrap and end of life batteries. Electra is focused on building a diversified portfolio of assets that are highly leveraged to critical minerals and the battery supply chain with assets located in North America. The Company has two significant North American assets:

(i)	a hydrometallurgical refinery located in Ontario, Canada (the “Refinery”); and

(ii)	a number of properties and option agreements within the Idaho Cobalt Belt (the “Idaho Properties”), including the Company’s flagship mineral project, Iron Creek (the “Iron Creek Project”).

Electra is a public company whose common shares are listed on the TSX Venture Exchange (“TSXV”) and on the Nasdaq Capital Market (“Nasdaq”) and trades under the symbol ELBM in both cases.

The Company’s registered and records office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Company’s head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

Highlights

Nine months ended September 30, 2025 and through the date of this document

(includes some history for context)

Refinery Project

The Company continued progressing plans to recommission and expand the Refinery with a view to becoming the first refiner of battery grade cobalt sulfate in North America.

•	On June 19, 2025, the Company announced the launch of an early-works program encompassing targeted site-level activities designed to prepare for the restart of full-scale construction at its cobalt sulfate refinery in Temiskaming Shores, Ontario. The program included installation of concrete foundations for solvent-extraction (SX) tanks, processing equipment placement, structural roof work, and upgrades to power and septic systems. The Company announced the successful completion of the program on September 3, 2025.

•	On July 31, 2025, the Company announced the start of the metallurgical testing on cobalt feedstock from two strategic North American sources: the historic Cobalt Camp in Ontario and the Company’s Iron Creek cobalt and copper project in Idaho. The objective of this initiative is to strengthen and diversify Electra’s cobalt refinery feedstock pipeline by integrating domestic sources alongside existing global supply partners.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

•	On November 5, 2025, the Company announced the resumption of construction at its cobalt sulfate refinery in Temiskaming Shores, Ontario, following the arrangement of approximately US $82 million in project financing. To support execution, Electra has engaged EXP to provide construction-management services for the reactivation program. Current work focuses on site preparation and reinstatement of mechanical, electrical, and instrumentation systems, alongside detailed engineering (including completion of P&IDs, HAZOP reviews, and as-built scans). Key activities underway include the procurement and reactivation of critical components, tendering of major mechanical and electrical packages, and upgrades to conveyor systems and electrical infrastructure.

•	On November 10, 2025, Electra announced the issuance of the major mechanical, instrumentation, and piping (“MIP”) tender package as part of its refinery construction work. The tender encompasses installation of critical processing systems, including mechanical equipment setting, pipefitting, instrumentation hook-up, structural tie-ins, and utility connections—all essential for integrating the refinery’s core operating units. Issuing the MIP tender demonstrates Electra’s readiness to advance into sustained construction activity following several months of detailed engineering, site preparation, and procurement.

Financing & Government Support

On March 21, 2025, Electra announced receipt of a Letter of Intent (“LOI”) from the Government of Canada outlining a proposed C$20,000 funding contribution to support construction of the Company’s cobalt sulfate refinery in Temiskaming Shores, Ontario. The LOI represents a significant step toward securing federal participation in the project.

This proposed support builds upon prior commitments announced in 2024, including a US$20,000 award from the U.S. Department of War (previously Department of Defense) under Title III of the Defense Production Act, intended to advance completion of the refinery.

In addition, on September 12, 2025, the Company signed a term sheet with Invest Ontario, an agency of the Government of Ontario, for $17,500 in proposed funding to further support refinery construction. Both the LOI and the term sheet express the parties’ intent to negotiate definitive documentation, but do not constitute binding agreements, and there can be no assurance that final agreements will be executed or that the proposed fundings will be received.

On October 22, 2025, Electra announced the successful closing of a US$34,500 equity financing. An aggregate of 46,000,000 units were issued at US$0.75 per unit, each unit comprising one common share and one warrant exercisable at US $1.25 until October 22, 2028.

Concurrent with the closing of its financing on October 22, 2025, Electra completed a comprehensive financial restructuring with the holders of its senior secured convertible notes (the “Lenders”). Under the transaction, the Company exchanged approximately 60% of the outstanding principal and accrued interest of its Notes for equity units priced at US$0.75 per unit (the “Equity Exchange”) and converted the remaining 40% into a new three-year term loan maturing October 22, 2028 (the “Debt Exchange”). The new term loan bears interest at 8.99% in cash or 11.125% in kind, at the Company’s election.

To facilitate a timely and concurrent closing of both the financing and the restructuring, certain Lenders received Pre-Funded Warrants in lieu of common shares, resulting in the issuance of approximately 27,128,396 Common Shares, 55,041,712 Warrants, and 31,735,657 Pre-Funded Warrants under the restructuring. In connection with the transaction, 3,835,378 common share purchase warrants held by the Lenders were cancelled. The Company also executed Amended & Restated Royalty Agreements with its Lenders, extending the royalty term from five to seven years post-production start and increasing the cumulative royalty cap from US$6,000 to US$10,000. Additionally, Electra redeemed US$2,000 in bridge notes, plus interest, issued earlier in 2025.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Net proceeds, together with government funding commitments announced on March 21, 2025, with the Government of Canada and September 12, 2025, by Invest Ontario, is intended to be used to complete construction of the cobalt refinery, repay US$2 million in bridge notes, and provide general working capital.

In 2023, Electra completed a capital estimate indicating approximately US$60 million of completion capital would be required to finalize construction and commissioning of the cobalt sulfate refinery in Temiskaming Shores, Ontario. This estimate serves as the current baseline for project planning. As construction resumes, the Company has initiated a detailed review and update of the 2023 estimate to reflect design optimization, current market conditions, and cost escalations. The Company’s current US $82 million funding package, including proceeds from the October 2025 financing and restructuring transactions and government commitments, is intended to support the refinery’s completion of capital requirements. However, current funding does not extend to cash interest payments on the new term loan or the advancement of Electra’s broader growth initiatives, including its Idaho Properties and black mass recycling program, which remain subject to separate funding and strategic partnership efforts.

Idaho Exploration

On October 27, 2025, Electra launched a new program to advance mineral deposit modeling and feedstock integration at its Iron Creek cobalt-copper project in Idaho, reinforcing U.S. efforts to onshore critical mineral production and strengthen domestic supply chains. The initiative builds on exploration permits secured from the U.S. Forest Service in late 2024, which provide 10-year authorization for drilling and exploration activities across the Iron Creek and Ruby deposits and adjacent optioned properties in the Idaho Cobalt Belt.

In partnership with the Centre to Advance the Science of Exploration to Reclamation in Mining (“CASERM”) at the Colorado School of Mines, Electra is conducting geological research at Iron Creek using short-wave infrared hyperspectral imaging to refine its geological model and guide a potential 2026 drilling program. Bulk sampling from Adit #1 will support metallurgical testing to validate processing parameters and evaluate future feedstock compatibility with the refinery.

The new program follows a bench-scale laboratory program announced on July 31, 2025, to evaluate cobalt feedstocks from several North American deposits and assess potential flowsheet modifications to process polymetallic sulfide concentrates at its Ontario refinery. This work is intended to complement existing supply arrangements with Glencore and Eurasian Resources Group (ERG) and supports the goal of integrating future domestic mine feed, including potential production from Idaho, into the Company’s refining operations.

Refining & Recycling of Black Mass

The Company launched a black mass trial late in 2022 at the Refinery to recover high-value elements found in shredded lithium-ion batteries. To date, Electra has produced quality nickel-cobalt mixed hydroxide, technical grade lithium carbonate, and graphite products in its black mass recycling trial, and the Company continues to advance this project.

On June 5, 2025, the Company announced the completion of a feasibility level Class 3 Engineering Study for the construction of a modular battery recycling facility adjacent to its cobalt sulfate refinery. The facility will be designed to recover lithium, nickel, cobalt, manganese, and graphite from lithium-ion battery manufacturing scrap and end-of-life batteries using Electra’s proprietary hydrometallurgical process. A successful 2023 trial processed 40 tonnes of black mass from shredded lithium-ion batteries, recovering critical minerals including commercial grade nickel, cobalt, and lithium.

On June 12, 2025, the Company and Three Fires Group announced progress on the Aki Battery Recycling joint venture. Aki is Canada’s first Indigenous-led lithium-ion battery recycling initiative, advancing a low-emission, circular solution for battery waste. Since launching in 2024, Aki has shortlisted technology partners, engaged with government for funding, and is evaluating sites near First Nations lands. Through partnership with Electra’s refinery, Aki aims to establish a fully Canadian closed-loop supply chain for critical battery materials.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

The Aki joint venture aims to reduce the carbon footprint of the battery materials supply chain and contribute to the participation of First Nations communities in the energy transition.

Corporate

In 2025, Electra continued to strengthen its governance and leadership team through several key appointments to its Board of Directors and executive ranks. On February 25, 2025, the Company appointed Alden Greenhouse, Vice President of Critical and Strategic Minerals at Agnico Eagle Mines Limited, to its Board of Directors, adding deep industry and operational expertise in global mining and critical minerals development.

On August 25, 2025, David Stetson, a seasoned executive with over 14 years of CEO experience in the natural resources sector, was appointed to the Board, enhancing the Company’s strategic and operational leadership capabilities.

The Board was further expanded with the September 9, 2025 nomination of Rear Admiral Gerard Hueber (Retired), a decorated naval officer and former Vice President of Naval Power Requirements and Capabilities at Raytheon, and the September 23, 2025 nomination of Jody Thomas, Canada’s former National Security and Intelligence Advisor to the Prime Minister, both bringing extensive experience in defense, security, and government policy.

Following their election at the Annual General and Special Meeting held on October 15, 2025, both Mr. Hueber and Ms. Thomas were appointed to the Board.

Most recently, on October 29, 2025, the Company appointed Paolo Toscano, P.Eng., as Vice President, Projects and Engineering, to oversee project execution and engineering at its refinery project in Ontario. With more than three decades of experience leading large-scale mining and metals projects across North America, Mr. Toscano is an accomplished professional engineer, metallurgist, and mining executive with a record of technical excellence, operational discipline, and strategic leadership.

Also on October 29, 2025, in accordance with the Long-Term Incentive Plan approved at the Annual General Meeting on June 24, 2025, Electra granted 2,669,000 stock options, 179,000 restricted share units (RSUs), and 271,000 deferred share units (DSUs) to directors, officers, employees, and contractors. These long-term incentive awards are intended to retain and motivate key personnel and align their interests with those of shareholders. The RSUs vest in two equal tranches over two years and may be settled in cash or shares at the Company’s discretion. The DSUs will be settled in shares when the holder ceases to serve as a director. The Options are exercisable for three years at C$1.97 per share and vest in two equal tranches on the first and second anniversaries of the grant date. Completion of the incentive grants remains subject to the approval of the TSX Venture Exchange.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Projects & Outlook

The Company’s vision is to build a North American supply of battery materials with a focus on refining material from mining operations and from the recycling of battery scrap and end of life batteries. The Company’s primary asset is the wholly owned Refinery located in Ontario, Canada. The Company also owns the Idaho Properties within the Idaho cobalt belt in the United States. The Idaho Properties include the Iron Creek cobalt-copper project and other minerals projects. The Company also holds royalty interests over several silver and cobalt properties in Ontario known as the Cobalt Camp.

The Refinery

The Company has been progressing plans to recommission and expand the Refinery with a view to becoming the first refiner of battery grade cobalt sulfate in North America. Electra’s primary focus is to advance the expansion and recommissioning of the Refinery. The Refinery will begin with an initial production target of 5,100 tonnes per year of battery-grade cobalt sulfate, sourced from cobalt hydroxide supplied by certified mining operations in the Democratic Republic of Congo. The Company then plans to secure a permit amendment and undertake further expansion of certain refinery circuits to increase cobalt production to 6,500 tonnes per year of battery-grade cobalt sulfate, matching the Refinery’s crystallization circuit’s capacity. The Company has invested in larger equipment to enable this future production increase.

Future growth initiatives at the Refinery may include recycling black mass from spent or off-spec lithium-ion batteries sourced from various battery shredders in the United States and other regions; constructing a nickel sulfate plant, potentially providing essential components (excluding manganese) to attract a precursor manufacturer to integrate with the Company’s refining operations; and adjusting the Refinery’s specifications and leaching process to accept North American–mined cobalt.

In 2020, the Company announced the results of an engineering study on the expansion of the Refinery that demonstrated that the facility could become a significant, globally competitive producer of cobalt sulfate for the electric vehicle market. The engineering study determined the Refinery could produce 25,000 tonnes of battery-grade cobalt sulfate annually (equating to approximately 5,000 tonnes of cobalt contained in sulfate), which would represent approximately 5% of the total refined global cobalt market and 100% of the North American cobalt sulfate supply. The study indicated strong operating margins at the asset level.

The Company initiated construction to recommission the facility in 2022, however paused construction in 2023 due to impacts of post-COVID inflation and supply chain disruptions on project schedule and costs. It was determined that approximately US $60 million would be required to complete the construction. This construction cost estimate was as of 2023 and does not include inflation or escalation to current pricing. All long-lead, custom-fabricated equipment is on site, and the facility was operational throughout 2023 as a plant scale demonstration plant, processing battery black mass.

In June 2025, Electra launched an early works program to advance targeted site-level activities, including foundation work and installation of key equipment within the solvent extraction area, which was successfully completed in September 2025. Following receipt of commitments from three governments, U.S. Department of War, Government of Canada, and Invest Ontario, and completion of its October 2025 equity financing, the Company believes it has sufficient funding to complete construction and commissioning of the refinery based on the 2023 capital estimate, and initial construction reactivation commenced in November 2025.

Refining & Recycling of Black Mass

Black mass is the material left after expired lithium-ion batteries are shredded and their casings removed. It contains high-value elements including nickel, cobalt, manganese, copper, lithium, and graphite, which can be recycled to make new batteries. With increasing demand for these metals and a projected supply shortage of sustainable critical minerals such as nickel and cobalt, black mass recycling is increasingly important to the EV battery supply chain. McKinsey & Company predicts that available battery materials for recycling will grow by 20% per year through 2040.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

In February 2023, Electra completed the first plant-scale recycling of black mass material in North America, successfully recovering key metals including nickel, cobalt, and graphite using its proprietary process. By March 2023, the plant was also recovering lithium and successfully produced mixed hydroxide precipitate (MHP) at contained metal grades for nickel and cobalt above quoted market specifications. The trial also recovered copper and manganese. In the fall of 2024, the Company achieved a key milestone, producing lithium carbonate with greater than 99% purity, or technical grade, confirming it can produce high-quality, battery-grade materials from recycled black mass. To date, the Company has shipped approximately 28 tonnes of MHP to customers.

This has attracted interest from companies in the battery supply chain looking for North American refining solutions, and in June 2024, the Company received a $5,000 funding commitment from Canada’s Critical Mineral Research Development & Demonstration Program to demonstrate that its hydrometallurgical process can recycle black mass on a continuous production basis, to prove it is scalable, profitable, and reproducible at other locations.

On June 5, 2025, the Company completed a feasibility level Class 3 Engineering study for the construction of a modular battery recycling facility adjacent to its cobalt refinery north of Toronto, building on the technology and expertise accumulated during a year-long black mass recycling trial, whereby Electra produced technical grade lithium and a nickel and cobalt product from end-of-life lithium batteries.

The facility will be designed to recover lithium, nickel, cobalt, manganese, copper and graphite from lithium-ion battery manufacturing scrap and end of life batteries using the Company’s hydrometallurgical process. The next phase of work, funded in part by Natural Resources Canada, will involve operating and recycling process under continuous and semi-continuous conditions to simulate commercial scale throughput.

Exploration & Evaluation Assets

The Company is focused on building a North American battery materials supply chain. The Company’s Idaho Properties include the Iron Creek Project, its flagship exploration property; with a March 2023 resource estimate (the “2023 MRE”). The properties cover approximately 3,260 hectares with both patented and unpatented claims, as well as 600 meters of underground drifting. In addition to the Iron Creek resource, there are numerous cobalt-copper targets on the property.

The 2023 MRE includes a mineral resource estimate based on all drilling conducted through the end of 2022. The resource model calculated an indicated mineral resource of 4.45 million tonnes at 0.19% Co and 0.73% Cu and an inferred mineral resource of 1.23 million tonnes at 0.08% Co and 1.34% Cu. The mineralization remains open along strike and downdip. The resource does not include the Ruby target as sufficient drilling has not been performed to effectively calculate a volume and grade of mineralization. Management believes that there is potential to continue to expand the size of the Iron Creek resource and continue drilling at the Ruby target.

In July 2024, the Company announced a previously unknown copper surface showing, the Malachite Hill Copper Showing (the “MHS”), on an unexplored boundary area of the Redcastle Agreement claims portion of the Idaho properties. The Malachite Copper Showing was discovered in 2023 and assay results of outcrop grab samples indicate elevated copper (maximum = 2,660 parts per million copper), and low cobalt values. This finding demonstrates the presence of favourable host rocks at surface in this area of the Redcastle Property; however, the extent of the surface mineralization exposure remains to be determined. Interestingly, the MHS appears to be located approximately two (2) kilometers along strike (southeast) of Electra’s Ruby cobalt-copper target.

In the latter half of 2024, the Company received a Decision Notice for the Iron Creek Exploration Drilling from U.S. Forestry Service. The 10-year exploration permit allows the Company to undertake exploration activities including setting up 91 drilling locations, along with constructing temporary access roads and staging areas, over 11.3 acres of the Idaho properties.

On October 27, 2025, Electra launched a new program to advance mineral deposit modeling and feedstock integration at its Iron Creek cobalt-copper project in Idaho. In partnership with the Centre to Advance the Science of Exploration to Reclamation in Mining (CASERM) at the Colorado School of Mines, Electra is conducting geological research at Iron Creek using short-wave infrared hyperspectral imaging to refine its geological model and guide a potential 2026 drilling program. Bulk sampling from Adit #1 will support metallurgical testing to validate processing parameters and evaluate future feedstock compatibility with the refinery.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Electra holds a significant land position in the Idaho Cobalt Belt, including the Iron Creek deposit and the highly prospective Ruby target area.

Asset Value Continuity

	Balance January 1, 2024	Foreign Exchange	Acquisition cost	Balance December 31, 2024	Foreign Exchange	Balance September 30, 2025
Idaho, USA	$85,634	$7,530	$36	$93,200	$(3,031)	$90,169

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Summary of Quarterly Results

	Three months ended September 30, 2025	Three months ended September 30, 2024
	($)	($)

Financial Position
Current Assets	4,692	4,629
Exploration and Evaluation Assets	90,169	87,435
Property, plant and equipment	51,874	51,443
Total Assets	148,082	144,715
Current Liabilities	88,098	64,037
Long-term Liabilities	11,949	15,190

Operations
General and administrative	595	850
Consulting and professional fees	1,447	607
Exploration and evaluation expenditures	144	66
Investor relations and marketing	115	279
Salary and benefits	1,564	1,385
Share-based payments	193	318
Total Operating Expenses	4,058	3,505

Change in fair value of marketable securities	—	14
Gain (loss) on financial derivative liability – Convertible Notes	161	1,573
Changes in fair value of US Warrant	(3)	51
Other non-operating expense	(835)	(1,074)

Net loss	(4,735)	(2,941)
Basic and diluted loss per share	(0.27)	(0.21)

Results of Operations for the Three Months Ended September 30, 2025

During the three months ended September 30, 2025, the Company recorded a net loss of $4,735 (net loss of $2,941 for the three months ended September 30, 2024), a loss per share of $0.27 (loss of $0.21 for the three months ended September 30, 2024).

•	Net loss for the three months ended September 30, 2025, included a gain of $161 relating to fair value adjustment of the 2028 Notes and 2027 Notes (gain of $1,573 - for the three months ended September 30, 2024 for the 2028 Notes). The gain on the Notes is the result of changes to the US$/C$ exchange rate, discount rate, and time to maturity.
•	General and administrative expenses were $595 for the three months ended September 30, 2025, compared to $850 for the three months ended September 30, 2024. The majority of the decrease was due to reduced Refinery related G&A costs.
•	Consulting and professional fees were $1,447 for the three months ended September 30, 2025 compared to $607 for the three months ended September 30, 2024. The majority of the increase was related to higher legal fees associated with debt restructuring.
•	Salary and benefits were $1,564 for the three months ended September 30, 2025, compared to $1,385 for the three months ended September 30, 2024. The increase was due to higher number of employees rather than contractors during the current period and lower compensation and benefits accruals during the previous comparable period.
•	Shared-based payments for the three months ended September 30, 2025, of $193 compared to $318 for the three months ended September 30, 2024. The decrease was due to quantity and timing of options granted and corresponding expensing thereof.
•	Exploration and evaluation expenditures were $144 for the three months ended September 30, 2025, compared to $66 for the three months ended September 30, 2024.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Summary of Nine Months Ended September 30, 2025 and 2024 Results

	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	($)	($)

Operations
General and administrative	2,361	2,275
Consulting and professional fees	3,515	2,822
Exploration and evaluation expenditures	233	210
Investor relations and marketing	326	583
Salary and benefits	4,114	3,079
Share-based payments	748	1,298
Total Operating Expenses	11,297	10,267

Change in fair value of marketable securities	4	314
Loss on financial derivative liability – Convertible Notes	(4,675)	(5,611)
Changes in fair value of US Warrant	(103)	2
Other non-operating expense	(3,349)	(5,219)

Net loss	(19,420)	(20,781)
Basic and diluted loss per share	(1.15)	(1.46)

Results of Operations for the Nine Months Ended September 30, 2025

During the nine months ended September 30, 2025, the Company recorded a net loss of $19,240 (net loss of $20,781 for the nine months ended September 30, 2024), a loss per share of $1.15 (loss of $1.46 for the nine months ended September 30, 2024).

•	Net loss for the nine months ended September 30, 2025, included a loss of $4,675 relating to fair value adjustment of the 2028 Notes and 2027 Notes (loss of $5,611 - for the nine months ended September 30, 2024 for the 2028 Notes).
•	General and administrative expenses were $2,361 for the nine months ended September 30, 2025, in line with the $2,275 for the nine months ended September 30, 2024.
•	Consulting and professional fees were $3,515 for the nine months ended September 30, 2025, compared to $2,822 for the nine months ended September 30, 2024. The majority of the increase was related to higher legal fees.
•	Salary and benefits were $4,114 for the nine months ended September 30, 2025, compared to $3,079 for the nine months ended September 30, 2024. The increase was due to higher number of employees rather than contractors during the current period and lower compensation accruals during the previous comparable period.
•	Share-based payments for the nine months ended September 30, 2025 were $748 compared to $1,298 for the nine months ended September 30, 2024. The decrease was due to quantity and timing of options granted and corresponding expensing thereof.
•	Exploration and evaluation expenditures were $233 for the nine months ended September 30, 2025, compared to $210 for the nine months ended September 30, 2024.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Selected Quarterly Financial Information

For the three months ended,	Net income (loss)	Income (loss) per share	Total assets
September 30, 2025	$(4,735)	$(0.27)	$148,082
June 2025	(2,005)	(0.11)	145,600
March 2025	(12,680)	(0.86)	151,432
December 2024	(8,565)	(0.61)	151,447
September 2024	(2,941)	(0.21)	144,715
June 2024	(5,772)	(0.41)	148,169
March 2024	(12,169)	(0.87)	149,335
December 2023	(46,859)	(3.36)	148,692

Capital Structure, Resources & Liquidity

As of the date of this MD&A, the Company has 93,652,238 common shares and 31,735,657 pre-funded warrants issued and outstanding. In addition, there are outstanding share purchase warrants and stock options for a further 136,576,044 and 3,927,727 common shares, respectively. The Company currently has 428,085 Deferred Share Units (“DSUs”), 179,000 Restricted Share Units (“RSUs”) and no Performance Share Units (“PSUs”) outstanding under its Long-Term Incentive Plan.

The following warrants were outstanding at the date of this MD&A:

Grant date	Expiry date	Number of warrants outstanding	Weighted average exercise price
November 15, 2022	November 15, 2025	620,788	US$12.40
April 3 and 14, 2025	October 3 and 14, 2026	761,003	US$1.38
October 22, 2025	October 22, 2028	101,041,712	US$1.25
October 22, 2025	October 22, 2028	2,416,884	US$0.75
October 22, 2025	October 22, 2028	31,735,657	Pre-funded
		136,576,044

Capital Structure

The Company manages its capital structure to maximize its financial flexibility, adjusting it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this is appropriate, given the size of the Company.

The Company will adjust its capital structure based on management’s assessment of the optimal capital mix to effectively advance its assets. As of September 30, 2025, the Company’s debt component of its capital structure has a par value of $84,599 (US$60,771) of convertible notes. As a result of the financial restructuring transaction outlined below, which closed on October 22, 2025, there are no longer any convertible notes outstanding.

In February 2023, the Company refinanced its debt by issuing 2028 Notes with a principal of US$51,000 and settling the 2026 Notes with a principal of US$36,000, resulting in net proceeds of US$15,000 after interest and transaction costs.

On January 12, 2024, the Company received approval from the TSX Venture Exchange (“TSXV”) and warrant holders to amend the terms of 10,796,054 outstanding warrants associated with the 2028 Notes expiring in February 2028. The amendments included lowering the exercise price to $4.00 per share and adding an acceleration clause, which shortens the term to 30 days if the stock price exceeds $4.80 for ten consecutive trading days. In such cases, warrants could be exercised on a cashless basis.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

On March 13, 2024, the TSXV approved the issuance of common shares to settle US$401 in interest associated with the 2028 Notes. On March 21, 2024, the Company issued 210,760 shares at a deemed price of $2.58 per share, based on a 5-day volume-weighted average price, to partially satisfy interest payments on the US$51,000 in convertible notes.

On November 27, 2024, the Company issued additional 2028 Notes to the noteholders, in the principal amount of US$6,521, as payment-in-kind for all outstanding accrued interest owing on the 2028 Notes through to August 15, 2024. The additional 2028 Notes carry the same payment conversion terms as the balance of the 2028 Notes and were issued pursuant to a supplement to the indenture dated February 13, 2023, entered into among the Company and GLAS Trust Company LLC as trustee for the 2028 Notes and their noteholders.

Following the amendment of additional 2028 Notes, the exercise price of the 2028 Warrants was reduced to $3.40 per share. In addition, the 2028 Warrants now include a revised acceleration clause such that their term will be reduced to thirty days in the event the closing price of the common shares on the TSXV exceeds $3.40 by twenty percent or more for ten consecutive trading dates, with the reduced term beginning seven calendar days after such ten consecutive trading-day period. Upon the occurrence of an acceleration event, noteholders of the 2028 Warrants may exercise the 2028 Warrants on a cashless basis, based on the value of the 2028 Warrants at the time of exercise.

On December 31, 2024, the Company completed a reverse share split of its outstanding common share capital on the basis of four (4) pre-Reverse Split shares for every one (1) post-Reverse Split share. At the opening of markets on January 2, 2025, the common shares of the Company commenced trading on a post-Reverse Split basis under the existing ticker symbol “ELBM”. The exercise price and the number of common shares issuable upon exercise of outstanding stock options, warrants and other outstanding securities, including comparative figures, were adjusted to reflect the reverse share split under the terms of such securities for the holders of such instruments.

On March 5, 2025, the Company announced an agreement with the holders of its senior secured debt to defer all interest payments until February 15, 2027, allowing Electra to invest its capital towards completing its cobalt refinery rather than debt servicing. The agreement covers all outstanding 2028 Notes and 2027 Notes. As consideration for this deferral, Electra will pay additional interest of 2.25% per annum on the 2028 Notes and 2.5% per annum on the 2027 Notes.

On April 14, 2025, the Company closed the final tranche of its oversubscribed non-brokered private placement raising aggregate gross proceeds of approximately US$3,500 (the “Offering”), the first tranche of which closed on April 3, 2025.

Under the Offering, an aggregate of 3,125,000 units of the Company were issued at a price of US$1.12 per unit. Each unit consisted of one common share in the capital of the Company (“Common Shares”) and one transferable common share purchase warrant (each, a “Warrant”), with each warrant entitling the holder to purchase one common share of the Company at a price of US$1.40 at any time for a period of eighteen (18) months following the issue date. The net proceeds raised from the Offering will be used to advance the Company’s Refinery project site in Temiskaming Shores, Ontario and for general corporate purposes.

On October 22, 2025, Electra announced the successful closing of a US$34,500 equity financing. An aggregate of 46,000,000 units were issued at US$0.75 per unit, each unit comprising one common share and one warrant exercisable at US$1.25 until October 22, 2028.

Concurrent with the closing of its financing in October 2025, Electra completed a comprehensive financial restructuring with the holders of its senior secured convertible notes (the “Lenders”). Under the transaction, the Company exchanged approximately 60% of the outstanding principal and accrued interest of its Notes for equity units priced at US $0.75 per unit (the “Equity Exchange”) and converted the remaining 40% into a new three-year term loan maturing October 22, 2028 (the “Debt Exchange”). The new term loan bears interest at 8.99% in cash or 11.125% in kind, at the Company’s election.

The Company will continue to observe markets with respect to various funding alternatives including equity and debt financing to ensure its liquidity and capital resources are sufficient to fund Refinery expenditures. The Company may also require working capital funding as a result of timing of cash inflows and outflows in conjunction with the ramp up of operations.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Liquidity

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet operational and asset advancement requirements as well as ensuring compliance with debt covenants.

At September 30, 2025, the Company had unrestricted cash of $3,044 (December 31, 2024 - $3,717) compared to accounts payable and accrued liabilities of $6,707 (December 31, 2024 - $3,579).

As of the date of this MD&A and, as a result of the debt restructuring and equity financing completed in October 2025, the Company believes that, subject to completion of government financing, it has sufficient financial resources necessary to complete the construction and commissioning of the Refinery.

The Company had the following summarized cash flows:

	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Cash (used) in operating activities	$(6,917)	$(10,891)
Cash (used) in / provided by investing activities	(1,096)	1,369
Cash provided by financing activities	7,339	5,199
Change in cash during the period	(674)	(4,323)
Effect of exchange rates	1	27
Cash, beginning of period	3,717	7,560
Cash, end of the period	$3,044	$3,264

Cash used in operating activities was $6,917 during the nine months ended September 30, 2025, compared to $10,891 used in operating activities during the nine months ended September 30, 2024. The decrease in cash used in operating activities was driven primarily by changes in working capital.

Cash used in investing activities was $1,096 during the nine months ended September 30, 2025, compared to cash provided by investing activities of $1,369 during the nine months ended September 30, 2024. The increase in cash used in investing activities relates to an increase in capital spending.

Cash flows provided by financing activities were $7,339 during the nine months ended September 30, 2025, compared to the $5,199 from financing activities during the nine months ended September 30, 2024. The change was primarily driven by proceeds from equity financing which closed on April 14, 2025, and receipt of the Bridge loan.

Commitments

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company take appropriate measures to minimize the impact. Electra is not aware of any claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s consolidated financial position, results of operations or the ability to carry on any of its business activities.

The Company’s commitments relate to purchase and services commitments for work programs relating to refinery expansion and payments under financing arrangements.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

The Company had the following commitments as of September 30, 2025:

	2025	2026	2027	2028	Thereafter	Total
Purchase commitments	$895	$—	$—	$—	$—	$895
Convertible notes payments [1]	—	—	35,897	86,289	—	122,186
Government loan payments	9	36	36	1,615	8,734	10,430
Lease payments	42	118	43	—	—	203
Royalty payments [2]	—	—	—	198	2,945	3,143
Other	278	70	—	—	2,088	2,436
	$1,224	$224	$35,976	$88,102	$13,767	$139,293

1 Convertible notes payment amounts are based on contractual maturities of 2028 Notes, 2027 Notes and the assumption that it would remain outstanding until maturity. Interest is calculated based on terms as at September 30, 2025.

2 Royalty payments are estimated amounts associated with the royalty agreements entered with the convertible debt holders as part of the 2028 Notes offering. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

As a result of the financial restructuring transaction, which closed on October 22, 2025, certain commitments and contingencies within the table above, including convertible notes payments, have experienced material changes subsequent to September 30, 2025. See Capital Structure section above.

The Company has recorded a provision for environmental remediation, reclamation and decommissioning for its Ontario assets. For the Refinery, a liability of $2,685 has been recorded, linked to the closure plan filed and accepted in March 2022 and updated in November 2022. In relation to the refinery closure plan, an amount of $3,450 has been posted via a surety bond with the Ministry of Northern Development, Mines, Natural Resources and Forestry (“NDMNRF”) as financial assurance.

Related Party Transactions

The Company’s related parties include key management personnel and the Board of Directors.

The Company paid and/or accrued during the three and nine months ended September 30, 2025 and 2024, the following fees to management personnel and directors.

	For the three months Ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Management	$1,065	$812	$2,395	$1,649
Directors’ fees	58	46	158	131
	$1,123	$858	$2,553	$1,780

During the three and nine months ended September 30, 2025, the Company had share-based payments made to management and directors of $143 and $525, respectively (for the three and nine months ended September 30, 2024 - $330 and $1,163, respectively).

The primary reason for higher year over year fees to management personnel and directors for the three months and nine months ended September 30 is lower compensation related accruals during the 2024 period.

Off Balance Sheet Arrangements

The Company currently has no off-balance sheet arrangements.

Financial Instruments

Refer to Note 18 of the Company’s Consolidated financial statements for the years ended December 31, 2024 and 2023.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Risk Management

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. As of the date of this MD&A and, as a result of the debt restructuring and equity financing completed in October 2025, the Company believes that, subject to completion of government financing, it has sufficient financial resources necessary to complete the construction and commissioning of the Refinery. The Company is currently undertaking a planning and budgeting process to update the capital estimate and completion schedule associated with the Refinery and the outputs of this process may result in the requirement for further funding. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. The Company has future obligations to pay interest and principal related to the term debt. Repayment of the interest-free loan from Canada’s Critical Mineral Research Development & Demonstration Program begins in 2028. In conjunction with the term loan, the Company is subject to a reportable minimum cash balance requirement of US$2,000.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents and restricted cash which are being held with major Canadian banks that are high-credit quality financial institutions as determined by rating agencies.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at September 30, 2025.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency, Canadian Dollars. The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, and accrued liabilities that are denominated in US Dollars. In addition, the Company’s term debt is denominated in US dollars and fluctuations in foreign exchange rates will impact the Canadian dollar amounts required to settle interest and principal payments. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange.

Business Risks and Uncertainties

There are many risk factors facing companies involved in the mineral exploration industry. Risk Management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are most applicable to the Company.

Going Concern

As discussed above, as of the date of this MD&A and, as a result of the debt restructuring and equity financing completed in October 2025, the Company believes that, subject to completion of government financing, it has sufficient financial resources necessary to complete the construction and commissioning of the Refinery. The Company will continue to actively monitor funding markets, including debt and equity, in the event it needs to increase its liquidity and capital resources. The Company is also in discussion with various parties on alternatives to finance the funding of feedstock purchases. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that may casts doubt on the Company’s ability to continue as a going concern. The financial information presented does not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Financing

The Company has raised funds through grants, equity financing and debt arrangements to fund its operations and the advancement of the Refinery. The market price of natural resources, specifically cobalt prices, is highly speculative and volatile. Instability in prices may affect the interest in resource assets and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital or obtain debt to fund corporate activities and growth initiatives.

Technical Capabilities of the Refinery

The Company’s strategic priority is the advancement of the Refinery, with significant engineering studies and metallurgical testing conducted to date. There is no assurance that the final refining process will have the capabilities to produce specific end products. The Company manages this risk by employing and contracting technical experts in metallurgy and engineering to support refinery process decisions.

Ability to Meet Debt Service Obligations

The Company has debt obligations which include ongoing interest payments and payment of principal at maturity. In the event that the refinery construction is not completed as planned or sufficient cash flow from refinery operations is not generated, there is a risk that the Company may not have sufficient available capital to meet its debt obligations. Additionally, the Company is subject to certain covenants related to its debt, which include minimum liquidity of US$2,000. Should the Company breach a covenant or be unable to service the debt, the assets pledged may be transferred to the lenders.

Macroeconomic Risks

Political and economic instability (including Russia’s invasion of Ukraine and war in Israel), global or regional adverse conditions, such as pandemics or other disease outbreaks (including the COVID-19 global outbreak) or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Company’s control. The macroeconomic environment remains challenging, and the Company’s results of operations could be materially affected by such macroeconomic conditions.

Industry and Mineral Exploration Risk

Mineral exploration is highly speculative, involves many risks and frequently is non-productive. There is no assurance that the Company’s exploration efforts will be successful. At present, the Company’s projects do not contain any proven or probable reserves. Success in establishing reserves is a result of several factors, including the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves. The Company may be subject to risks, which could not reasonably be predicted in advance. Events such as labour disputes, natural disasters or estimation errors are prime examples of industry-related risks. The Company attempts to balance this risk through ongoing risk assessments conducted by its technical team.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Commodity Prices

The Company’s mineral exploration operations and its prospects are largely dependent on movements in the price of various minerals. Prices fluctuate daily and are affected by several factors well beyond the control of the Company. The mineral exploration industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. The Company has not entered any price hedging programs.

Environmental

Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve, and the trend is to a longer, more complete and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

Title of Assets

Although the Company conducts title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain on title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Competition

The Company expects to compete in the burgeoning North American Critical Minerals Industry with the completion of the Cobalt Sulfate refinery. The industry is developing in Canada with new entrants expected in the short term. Many of these competitors have substantially longer histories in the industry as well as substantially greater financial, sales and marketing resources than the Company.

The Company engages in the highly competitive resource exploration industry. The Company competes directly and indirectly with major and independent resource companies in its exploration for and development of desirable resource properties. Many companies and individuals are engaged in this business, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing, and other resources, as well as greater historical market acceptance than does the Company. The Company will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labour required to operate and develop such prospects.

Competition could materially and adversely affect the Company’s business, operating results and financial condition. Such competitive disadvantages could adversely affect the Company’s ability to participate in projects with favorable rates of return.

Cybersecurity

The Company’s operations depend, in part, on how well it and its third-party service providers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company’s information technology systems and on-line activities, including its e-commerce websites, also may be subject to denial of service, malware or other forms of cyberattacks. While the Company has taken measures to protect against those types of attacks, those measures may not adequately protect its on-line activities from such attacks. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

U.S. Legislative and Regulatory Policies.

The recent election of President Trump may result in legislative and regulatory changes that could have an adverse effect on the Company and its financial condition. In particular, there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada. Implementation by the U.S. government of new legislative or regulatory policies could impose additional costs on the Company, decrease U.S. demand for the Company’s products, or otherwise negatively impact the Company, which may have a material adverse effect on the Company’s business, financial condition and operations. In addition, this uncertainty may adversely impact: (i) the ability of companies to transact business with companies such as the Company; (ii) the Company’s profitability; (iii) regulation affecting the Canadian natural resources and mineral industry; (iv) global stock markets (including the TSXV); and (v) general global economic conditions. All of these factors are outside of the Company’s control, but may nonetheless lead the Company to adjust its strategy in order to compete effectively in global markets.

Additional information on risks and uncertainties relating to The Company’s business is provided in the Company’s Annual Information Form dated March 28, 2025 (“AIF”), under the heading “Risk Factors”. Additional information relating to Electra, including the AIF, is available on SEDAR+ at www.sedarplus.com.

Significant Accounting Estimates

Refer to Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2024 and 2023.

Future Changes in Accounting Policies & Initial Adoption

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period.

In addition, IFRS 18 Presentation and Disclosure in Financial Statements was issued by the IASB in April 2024, with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027. The Company is currently assessing the impact of IFRS 18 on its consolidated financial statements. No standards have been early adopted in the current period.

Internal Control Over Financial Reporting

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As a result of progress made strengthening Internal Controls over Financial Reporting (“ICFR”) during 2024 and 2025, management no longer feels there are significant deficiencies in its internal controls over financial reporting. Previous deficiencies noted by management have been ameliorated during 2024 and 2025, including during the quarter ended September 30, 2025.

Management noted improvement in the following areas where significant deficiencies existed in the past:

•	Control Environment

o	The Company has added trained financial reporting and accounting personnel with appropriate skills and knowledge regarding the design, implementation, and operation of internal controls over financing reporting. The team is in the process of implementing and improving processes and procedures to identify, monitor and improve ICFR and DCP.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

•	Procurement, Payment and Receiving Processes

o	The Company has improved reporting and receiving processes to ensure adherence to the Company’s policies at the Company’s Refinery project.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer, along with Management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective and appropriately designed as at September 30, 2025.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements that may be deemed “forward-looking statements”, including statements regarding developments in the Company’s operations in future periods, adequacy of financial resources and plans and objectives of the Company. All statements in this document, other than statements of historical fact, which address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “interprets” and similar expressions, or events or conditions that “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding the advancement of the Refinery, future exploration programs, liquidity, and effects of accounting policy changes.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploration success, a successful outcome of the work in support of the recommissioning of the Refinery, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements if Management’s beliefs, estimates, opinions, or other factors should change except as required by law.

These statements are based on several assumptions including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the work programs described herein, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements promptly, the availability of financing for the Company’s proposed work programs on its assets on reasonable terms and the ability of third-party service providers to deliver services promptly. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

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